UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☑ SEMIANNUAL REPORT PURSUANT TO REGULATION A

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2016

THE LANDRUM COMPANY

(Exact Name of Registrant as Specified in its Charter)

Missouri	43-0860602
(State or Other Jurisdiction of Incorporation)	(IRS Employer Identification Number)

801 East Broadway

Columbia, Missouri 65201

(Address of Principal Executive Offices)

(573) 499-7363

(Registrant’s telephone number, including area code)

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

THE LANDRUM COMPANY AND LANDMARK BANK

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following presents management’s analysis of the financial condition of The Landrum Company and its subsidiary (collectively, the “Company”) at June 30, 2016 and December 31, 2015 and the results of operations for the six months ended June 30, 2016 and June 30, 2015. Because the principal asset of the Company is its controlling interest in Landmark Bank, this discussion will necessarily also entail consideration of Landmark Bank’s financial condition and results of operations. This review should be read in conjunction with the consolidated financial statements attached herein. Unless otherwise stated, data is for the Company on a consolidated basis.

Accounting Policies

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States and conform to general practices within the banking industry. Application of these principles requires management to make estimates or judgments that affect the amounts reported in the consolidated financial statements and the accompanying notes. These estimates are based on information available as of the date of the consolidated financial statements; accordingly, as this information changes, the financial statements could reflect different estimates or judgments. Certain policies inherently have a greater reliance on the use of estimates, and as such have a greater possibility of producing results that could be materially different than originally reported.

Estimates or judgments are necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not carried on the consolidated financial statements at fair value warrants an impairment write-down or valuation reserve to be established, or when an asset or liability needs to be recorded contingent upon future events. Carrying assets and liabilities at fair value results in more financial statement volatility. The fair values and the information used to record the valuation adjustments for certain assets and liabilities are based either on quoted market prices or are provided by other third-party sources, when available. When third-party information is not available, valuation adjustments are estimated in good faith by management primarily through the use of internal cash flow modeling techniques.

Comparison of Operating Results for the Six Months Ended June 30, 2016 and 2015.

General.

Net income for the six months ended June 30, 2016 was $11.8 million, an increase of $2.9 million, or 32.5 percent, when compared to the $8.9 million earned during the same period in 2015. During the first six months of 2016 the Company reported a $3.4 million increase in net interest income and a $713 thousand decrease in the provision for loan and lease losses. Non-interest income increased by $1.1 million and non-interest expense increased by $2.1 million during the same time period.

Net Interest Income.

Net interest income is the principal source of earnings of the Company and represents the difference between interest earned on loans, securities, and other earning assets and interest paid on deposits and other interest-bearing liabilities. A number of factors, such as the volume and mix of earning assets and fund sources and the interest rate environment, affect net interest income. The level of earning assets funded by interest-free funding sources (primarily noninterest bearing demand deposits and equity capital) also affects net interest income. The principal interest-earning assets are loans; interest income from the securities portfolio, federal funds sold, and other short-term investments also contribute to interest income. The Company actively manages net interest income for revenue goals while balancing interest rate, credit, and liquidity risks. Net interest income totaled $41.9 million for the six months ended June 30, 2016, an increase of $3.4 million, or 8.7 percent, from the six months ended June 30, 2105, when net interest income totaled $38.5 million.

The average yield on loans for the first six months of 2016 decreased 19 basis points to 4.79 percent compared to calendar year 2015, reflecting a continuing low interest rate. Loan interest income increased $2.9 million during 2015, due to volume increases that more than offset the lower average yield.

Average interest-earning assets for the period ended June 30, 2016, increased $211.9 million, or 9.97 percent, from the prior year. The increase reflects loan growth of $107.7 million, investment securities growth of $109.8 million, as well as a $3.4 million increase in short-term investments. The majority of the increase in interest-earning assets was funded by interest-bearing sources, as the increase in average interest-bearing liabilities for the first six months of 2016 was $165.3 million. The average yield on interest-earning assets for the six month period ended June 30, 2016, was 4.23 percent, down from 4.34 percent for the six month period ended June 30, 2015, reflecting the effect of the lower interest rate environment.

The average rate on interest-bearing liabilities for the six months ended June 30, 2016, was 0.33 percent, compared to 0.28 percent during the prior year. These figures are consistent with the interest rate trends noted above. Although interest rates paid on deposit products are set at the discretion of management, rates of competitors and market trends are considered by management when setting rates. Average interest-bearing liabilities increased $165.3 million, or 10.3 percent, and average non-interest demand deposits increased by $30.8 million, or 6.8 percent, during the first six months of 2016 compared to 2015.

The banking industry uses two key ratios to measure relative profitability of net interest revenue: (i) interest rate spread; and (ii) net interest margin. The interest rate spread measures the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities. The interest rate spread eliminates the effect of non-interest bearing deposits and other non-interest bearing funding sources and gives a direct perspective on the effect of market interest rate movements. The net interest margin is an indication of the profitability of a financial institution’s loans and investments and is defined as net interest revenue as a percentage of total average interest-earning assets, which includes the positive effect of funding a portion of interest-earning assets with non-interest bearing deposits and with shareholders equity.

For the six months ended June 30, 2016, the Company’s net interest margin was 3.91 percent, compared to 4.08 percent for the six months ended June 30, 2015. This decrease is a result of a low rate environment, higher allocation of assets in investments, and strong competition for loans.

Provision for Loan and Lease Losses. The provision for loan and lease losses was $1.1 million for the six months ending June 30, 2016, compared with $1.8 million during the six months ending June 30, 2015. As a percentage of outstanding loans at period end, the allowance for loan and lease losses was 1.50 percent at June 30, 2016 compared to 1.57 percent at December 31, 2015. The ratio of net loan charge-offs to average outstanding loans for the first six months of 2016 was 0.024 percent and -0.002 percent for the first six months of 2015.

The provision for loan and lease losses is based on management’s evaluation of inherent risks in the loan portfolio and the corresponding analysis of the allowance for loan and lease losses.

Non-Interest Income. Non-interest income is generated primarily from fees on deposit accounts, income earned on trust accounts, brokerage income, mortgage banking activity, and card processing fees. Total non-interest income for the six months ended June 30, 2016, was $17.0 million and for the six months ended June 30, 2015, was $15.9 million, an increase of 7.0 percent. The increase was mainly a result of an increase in the gain on secondary market loan sales.

Non-Interest Expense. Total non-interest expense for the six month period ended June 30, 2016, was $41.0 million, and was $38.9 million six months ended June 30, 2015, an increase of 5.3 percent. The 2016 increases in non-interest expenses were primarily due to increases in salaries and benefits expense, equipment and internet banking costs, and training and travel.

Comparison of Financial Condition as of June 30, 2016 and December 31, 2015

General. Total assets were $2.6 billion at June 30, 2016, and $2.4 billion at December 31, 2015. This growth was due mostly to an increase in the loan and investment portfolios. Net loans were $1.5 billion at June 30, 2016, and $1.4 billion at December 31, 2015. This represents an increase of $106 million, or 7.4 percent, for the first six months of 2016. The investment portfolio was $876.9 million at June 30, 2016, and $818.4 million at December 31, 2015. This represents an increase of $59 million, or 7.2 percent, for the first six months of 2016.

Total deposits increased by $184 million, or 9.1 percent, to $2.2 billion at June 30, 2016, from $2.0 billion at December 31, 2015. Total shareholders’ equity increased by $25.3 million, or 13.9 percent, to $206.7 million at June 30, 2016, from $181.4 million at December 31, 2015. This net increase in shareholders’ equity was primarily due to an increase in earnings, net of dividends paid and an increase in unrealized gains on securities available for sale.

Investment Securities. The composition of the investment securities portfolio reflects the Company’s investment strategy of maintaining an appropriate level of liquidity while providing a relatively stable source of revenue. The securities portfolio also provides a balance to interest rate risk in other categories of the consolidated balance sheet while providing a vehicle for the investment of available funds, furnishing liquidity, and supplying securities to pledge as required collateral for certain public deposits.

Total investment securities at June 30, 2016, were $876.9 million, an increase of $58.4 million from the end of 2015. During the six months ended June 30, 2016, Landmark Bank experienced a significant inflow of new deposits and proceeds thereof were invested in a variety of securities. In addition, Landmark Bank continued to purchase securities during the first six months of 2016 as part of a continuing effort to manage the interest rate sensitivity of the consolidated balance sheet, to increase net interest income in an effort to offset softening loan demand, and to replace maturing securities. At June 30, 2016 and December 31, 2015 total investment securities represented 34 percent of total assets.

Investment securities that management has the ability and intent to hold to maturity are classified as “held-to-maturity” and are carried at cost, adjusted for amortization of premiums and accretion of discounts, using the interest method. Other investments are classified as “available-for-sale” and are carried at fair value. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair value is measured using independent pricing models or other model-based valuation techniques, such as the present value of future cash flows, adjusted for the security’s credit rating, prepayment assumptions, and other factors such as credit loss assumptions. Unrealized gains and losses on securities available-for-sale are recognized as direct increases or decreases in comprehensive income and shareholders’ equity, net of deferred income taxes. The unrealized gain at June 30, 2016, was $39.4 million, and $18.9 million at December 31, 2015.

The investment securities portfolio consists primarily of U.S. government agency securities, state and municipal obligations, and mortgage-backed securities which are almost exclusively U.S. government agency sponsored. A mortgage-backed security relies on the underlying pools of mortgage loans to provide a cash flow of principal and interest. The actual maturities of these securities will differ from the contractual maturities because the loans underlying the security may prepay without prepayment penalties. Decreases in long-term interest rates will generally cause an acceleration of prepayment levels. In a declining interest rate environment, proceeds may not be able to be reinvested in assets that have comparable yields.

Loans. At June 30, 2016, total loans were $1.5 billion, an increase of $106 million, or 7.4 percent, from December 31, 2015. The largest changes were in commercial real estate and construction and development, where increases were $32.7 million and $36.1 million, respectively. The average yield on loans for the six months ended June 30, 2016 was 4.79% versus 4.81% for the year ended December 31, 2015.

Asset Quality and Risk Elements. The Company manages asset quality and controls credit risk through diversification of the loan portfolio and the application of policies designed to promote sound underwriting and loan monitoring practices. The Company’s credit function is charged with monitoring asset quality, establishing credit policies and procedures, and managing the consistent application of these policies and procedures.

The provision for loan and lease losses is based on management’s judgment of the amount necessary to maintain the allowance for loan and lease losses at a level adequate to absorb probable losses. The amount of the provision each year is dependent upon many factors including loan growth, net charge-offs, changes in the composition of the loan portfolio, delinquencies and other credit quality trends, management’s assessment of loan portfolio quality, the value of collateral, and economic factors and trends.

Reviews of non-performing loans, past due loans, and larger credits are designed to identify potential charges to the allowance for loan and lease losses, as well as to determine the adequacy of the allowance, and are conducted on a regular basis during the year. These reviews are performed by the responsible lending officers as well as a separate loan review function with consideration of such factors as the customers’ financial position, prevailing and anticipated economic conditions, and other pertinent factors.

Allowance for Loan and Lease Losses. The allowance for loan and lease losses represents management’s estimate of probable credit losses inherent in the loan portfolio. Estimating the amount of the allowance for loan and lease losses requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on non-impaired loans based on historical loss experience, management’s evaluation of the current loan portfolio, and consideration of current economic trends and conditions. The loan portfolio also represents the largest asset type on the Company’s consolidated balance sheet. Loan and lease losses are charged against the allowance, while recoveries of amounts previously charged off are credited to the allowance. A provision for loan and lease losses is charged to operations based on management’s periodic evaluation of the factors previously mentioned, as well as other pertinent factors.

The allowance for loan and lease losses consists of a specific reserve component and a general reserve component. The components of the allowance for loan and lease losses represent an estimate pursuant to Accounting Standards Codification (“ASC”) 450-Contingencies and ASC 310-Receivables. The specific reserve component of the allowance for loan and lease losses reflects expected losses resulting from analyses developed through specific credit allocations for individual loans and historical loss experience for each loan category. The specific credit allocations for “Impaired Loans” are based on regular analyses of all loans over $50,000 where the internal credit rating is substandard or below and on non-accrual status or greater than 90 days delinquent. These analyses involve judgment in estimating the amount of loss associated with specific loans, including estimating the amount and timing of future cash flows and collateral values.

The general reserve portion of the allowance reflects management’s estimate of probable inherent but undetected losses within the portfolio due to uncertainties in economic conditions, delays in obtaining information, including unfavorable information about a borrower’s financial condition, the difficulty in identifying triggering events that correlate to subsequent loss rates, and risk factors that have not yet manifested themselves in loss allocation factors. Also, loss data representing a complete economic cycle is not available for all sectors. Uncertainty surrounding the strength and timing of economic cycles also affects estimates of loss. The historical loss element is determined using the average of actual losses incurred over the prior three years for each type of loan. The historical loss experience is adjusted for known changes in economic conditions and credit quality trends such as changes in the amount of past due and nonperforming loans. The resulting loss allocation factors are applied to the balance of each type of loan after removing the balance of impaired loans. The loss allocation factors are updated at least annually. The historical losses used in developing loss allocation factors may not be representative of actual unrealized losses inherent in the portfolio.

There are many factors affecting the allowance for loan and lease losses; some are quantitative while others require qualitative judgment. Although management believes its processes for determining the allowance adequately consider all the potential factors that could potentially result in credit losses, the process includes subjective elements and may be susceptible to significant change. To the extent actual outcomes differ from management estimates, additional provision for loan and lease losses could be required that could adversely affect earnings or financial position in future periods. The allowance for loan and lease losses is reviewed and approved by the board of directors on a quarterly basis.

Net loan and deposit charge offs increased from $329 thousand for the first six months in 2015 to $549 thousand for the first six months in 2016. Net charge-offs on loans increased to 0.024 percent for the six months ended June 30, 2016, and were -0.002 percent for the six months ended June 30, 2015.

Management believes that the allowance for loan and lease losses at June 30, 2016 and December 31, 2015, was adequate and appropriate to absorb losses inherent in the loan portfolio. This assessment involves subjective judgment; therefore, the adequacy of the allowance for loan and lease losses cannot be determined with precision and may be subject to change in future periods. In addition, bank regulatory authorities, as part of their periodic examination of Landmark Bank, may require additional charges to income to increase the allowance for loan losses in future periods if the results of their review warrant such additions. See the “Accounting Policies” subsection above for additional information on the allowance for loan and lease losses.

Deposits. For the six months ended June 30, 2016, total average deposits were $2.1 billion, an increase of $187.2 million, or 9.6 percent, from the year ended December 31, 2015, when total average deposits were $1.94 billion.

For the six months ended June 30, 2016, average non-interest bearing deposits were $484.2 million, an increase of $30.8 million, or 6.8%, from the year ended December 31, 2015, when average non-interest bearing deposits were $453.4 million.

For the six months ended June 30, 2016, average interest-bearing checking accounts were $742.7 million, an increase of $77.9 million, or 11.7 percent over the year ended December 31, 2015, when average interest-bearing checking accounts were $664.8 million.

For the six months ended June 30, 2016, average time deposits accounts were $392.8 million, an increase of $27.4 million, or 7.5 percent, from the year ended December 31, 2015 when average time deposits accounts were $365.4 million.

Liquidity Management. Liquidity is defined as the ability of a bank to convert assets into cash or cash equivalents without significant loss and to raise additional funds by increasing liabilities. Liquidity management involves maintaining the ability to meet the daily cash flow requirements of customers, both depositors and borrowers. The primary objective of liquidity management is to provide sufficient funding, at reasonable cost, to meet ongoing operational cash needs. While the desired level of liquidity will vary depending on a number of factors, the primary goal is to maintain a sufficient level of liquidity in reasonably foreseeable economic environments. The primary objectives of asset/liability management are to provide for adequate liquidity in order to meet the needs of customers and to maintain an appropriate balance between interest-sensitive assets and interest-sensitive liabilities as market interest rates change. Daily monitoring of the sources and uses of funds is necessary to manage the asset/liability position.

The asset portion of the consolidated balance sheet provides liquidity primarily through loan principal repayments and the maturities or principal payments of securities. Most loans are currently pledged as collateral to either the Federal Home Loan Banks (the “FHLB”) or the Federal Reserve Bank of St. Louis to secure borrowing capacity with each. Asset sales are also a possible source of liquidity. The Company can also convert securities or other short-term investments into cash to meet liquidity needs.

The liability section of the consolidated balance sheet provides liquidity through depositors’ interest-bearing and non-interest-bearing accounts. Federal funds purchased, FHLB advances (short- and long-term), and brokered deposits represent the primary sources of Landmark Bank’s incremental borrowing capacity. These sources of liquidity are used as necessary to fund asset growth and meet other short-term liquidity needs.

At June 30, 2016 and December 31, 2015, Landmark Bank had unused and available borrowing capacity with the FHLB of $308.5 million and $227.7 million, respectively. Outstanding advances, commitments, and letters of credit with the FHLB were $135.5 million June 30, 2016 and $220.6 million at December 31, 2015. In addition to these funding sources, Landmark Bank has the ability to attract retail deposits at any time by competing more aggressively on pricing.

The $89.6 million in FHLB advances reported at June 30, 2016, were made in the normal course of business for liquidity at the market rate cost of funds.

Landmark Bank pledged collateral and executed necessary agreements to allow for access to the Discount Window of the Federal Reserve Bank of St. Louis, and had unused and available borrowing capacity of $226.7 million at June 30, 2016 and $242.4 at December 31, 2015.

At both June 30, 2016 and December 31, 2015, the available unsecured federal funds lines of credit with unaffiliated financial institutions totaled $48.0 million, which can be utilized to the extent that a material adverse effect on the business prospects or financial condition or any other event of default has not occurred. At June 30, 2016 and December 31, 2015, there was no amount outstanding on those lines.

At June 30, 2016, the Company had $6 million available on its $6 million line of credit with Enterprise Bank & Trust.

The Company maintains and annually reviews a contingency funding plan. The plan requires monthly reporting to the Landmark Bank Asset and Liability Committee on key metrics and various scenario analyses. The plan also requires routine testing of all funding sources on a quarterly basis.

Bank Stock Loan. At June 30, 2016, the Company had two related credit facilities payable to Enterprise Bank & Trust. The loans consisted of a term note and a line of credit entered in 2011. As of June 30, 2016, the principal amount outstanding on the term note was $7.9 million, and the $6 million line of credit had a $0 balance. The term note has a maturity of April 2021 and the line of credit has a maturity date of April 2017. The note and the line of credit are secured by a pledge of all of the common stock of Landmark Bank owned by the Company.

Capital Management. Capital adequacy in the banking industry currently is evaluated primarily by a leverage ratio and three ratios that measure capital against assets that are weighted based on their risk characteristics.

Common Equity Tier 1 capital primarily includes shareholders’ equity for common stock and 10 percent of mortgage servicing rights, but excludes accumulated other comprehensive income. Also included in Common Equity Tier 1 Capital (in holding companies) is minority-held interests of a banking subsidiary (if that interest is Common Equity Tier 1 Capital at the bank level). The Common Equity Tier 1 Risk-Based Capital is Common Equity Tier 1 Capital divided by risk-weighted assets. The Common Equity Tier 1 Risk-Based Capital Ratio at June 30, 2016 was 10.54% and 10.88% at December 31, 2015.

All Tier 1 capital includes not only Common Equity Tier 1, but also additional Tier 1 Capital, including certain qualifying non-cumulative preferred stock and minority-held similar capital in subsidiaries. Tier 2 Capital is all capital of a bank or holding company that is not Tier 1 Capital, and Total Capital is Tier 1 and Tier 2 Capital in the aggregate, including the allowance for loan and lease losses (up to 1.25 percent of risk-weighted assets).

The Tier 1 Leverage Ratio is equal to all Tier 1 capital divided by average assets. The Tier 1 Leverage Ratio at June 30, 2016 was 8.62% and 8.60% at December 31, 2015.

The Tier 1 Risk-Based Capital Ratio is all of Tier 1 Capital divided by risk-weighted assets. The Tier 1 Risk-Based Capital Ratio at June 30, 2016 was 12.54% and 13.11% at December 31, 2015.

The Total Risk-Based Capital Ratio consists of total capital divided by risk-weighted assets. The Total Risk-Based Capital Ratio at June 30, 2016 was 13.79% and 14.36% at December 31, 2015

The capital ratios of the Company currently exceed the minimums set by the Federal Reserve for a well-capitalized holding company and the capital ratios of Landmark Bank currently exceed the minimums set by the OCC for being a well-capitalized bank, both for Prompt Corrective Action purposes.

Stockholders’ equity of the Company at June 30, 2016, was $171.7 million compared to $150.3 at December 31, 2015. The increase is a result of $9.9 million in retained earnings, after the payment of dividends, and $11.5 million in increased unrealized gains on securities available for sale.

Item 2.	Other Information

None.

Item 3.	Financial Statements

THE LANDRUM COMPANY AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

June 30, 2016 and December 31, 2015

	June 30, 2016	December 31, 2015
ASSETS
Cash and due from banks	50,337,420	44,549,832
Investments securities, net	876,919,381	818,378,159
Loans, net	1,535,524,693	1,429,428,438
Other assets	130,020,003	135,124,369

Total assets	2,592,801,497	2,427,480,798

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits
Demand, non-interest bearing	487,344,454	480,710,231
Demand and savings, interest bearing	1,082,568,247	1,085,517,893
Time deposits	639,700,199	459,628,869

Total deposits	2,209,612,900	2,025,856,993
Other liabilities	176,499,988	220,196,703

Total liabilities	2,386,112,888	2,246,053,696

Stockholders’ equity
Common stock
Class A	5,829	5,829
Class B	389	389
Additional paid-in-capital	34,964,604	34,942,281
Retained earnings	124,531,500	114,641,263
Unrealized gain (loss) on securities available-for-sale, net	22,033,586	10,550,308

Total stockholders’ equity before treasury stock and minority interest	181,535,908	160,140,070
Treasury stock	(9,814,840)	(9,814,840)

Total stockholders’ equity	171,721,068	150,325,230
Minority interest in subsidiary	34,967,541	31,101,872

Total equity	206,688,609	181,427,102

Total liabilities and stockholder’s equity	2,592,801,497	2,427,480,798

THE LANDRUM COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

For the Six Months Ended June 30, 2016 and 2015

	2016	2015
INTEREST INCOME
Interest and fees on loans	$35,305,819	$32,252,093
Interest on investment securities	11,066,270	9,736,938

Total interest income	46,372,089	41,989,031

INTEREST EXPENSE
Interest on deposits	3,218,090	2,405,405
Interest on fed funds purchased and other borrowed funds	1,249,285	1,044,907

Total interest expense	4,467,375	3,450,312

Net interest income	41,904,714	38,538,719
PROVISION FOR LOAN LOSSES	1,084,948	1,798,020

Net interest income after provision for loan losses	40,819,766	36,740,699

OTHER INCOME
Service charges	6,218,759	6,238,994
Other	10,797,478	9,666,401

Total other income	17,016,237	15,905,395

OTHER EXPENSE
Salaries and employee benefits	23,934,378	22,845,451
Occupancy and equipment expense	6,162,914	5,933,184
Other	10,855,262	10,097,347

Total other expense	40,952,554	38,875,982

Income before income taxes	16,883,449	13,770,112
PROVISION FOR INCOME TAXES	3,157,488	3,145,065

Income before minority interest in net income of subsidiary	13,725,961	10,625,047
MINORITY INTEREST IN NET INCOME OF SUBSIDIARY	1,939,372	1,729,664

Net Income	$11,786,589	$8,895,383

THE LANDRUM COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Six Months Ended June 30, 2016 and 2015

	2016	2015
OPERATING ACTIVITIES
Net income	$13,725,961	$10,625,047
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	1,084,948	1,798,020
Investment securities amortization, net	3,907,437	3,501,810
(Gains) losses on the sale of investment securities	(5,930)	2,520
(Gains) losses on other real estate owned	(88,723)	109,192
Depreciation and amortization	3,146,876	3,220,816
(Gains) on loans sold	(3,438,733)	(2,677,326)
Losses on sale of property and other real estate, net	599,275	146,515
(Increase) in value of bank-owned life insurance	(265,779)	(263,960)
Deferred income tax provision	–	8,508
Adjustments for (increases) decreases in operating assets and increases (decreases) in operating liabilities:
Accrued interest receivable	(677,135)	(918,466)
Mortgage servicing rights	(24,072)	(1,620)
Other assets	4,358,039	(229,223)
Other liabilities	(1,769,444)	1,981,636

Net cash provided by operating activities	20,552,720	17,303,469

INVESTING ACTIVITIES
Purchase of investment securities:
Held-to-maturity	–	–
Available-for-sale	(67,664,486)	(122,371,881)
Maturity of investment securities:
Held-to-maturity	–	360,769
Available-for-sale	22,391,494	38,325,896
Sale of investment securities:
Held-to-maturity	–	–
Available-for-sale	1,788,685	11,414,375
FHLB and Federal Reserve stock sales (purchases), net	1,560,050	(1,451,300)
Net decrease in federal funds sold and other temporary investments	(3,395,272)	(5,327,418)
Loans originated, net	(104,229,087)	(86,332,355)
Purchase of property and equipment	(2,090,659)	(1,762,736)
Proceeds from sale of property and equipment	363,689	985,993
Proceeds from sale of other real estate	773,440	1,380,547
Sales (purchases) of investments in other entities	46,412	(470,939)

Net cash (used) by investing activities	(150,455,734)	(165,249,049)

FINANCING ACTIVITIES
Net increase in deposits	183,755,904	126,236,525
Net (decrease) increase in federal funds purchased and other borrowed funds	(45,464,932)	29,186,207
Subsidiary dividends paid to minority interest	(450,979)	(450,979)
Dividends paid on common stock	(2,149,392)	(3,276,781)
Issuance of common stock	–	22,451,230
Redemption of common stock	–	(26,592,065)
Cost of raising capital	–	(899,095)

Net cash provided by financing activities	135,690,601	146,655,042

Net increase (decrease) in cash and cash equivalents	5,787,586	(1,290,538)
Cash and cash equivalents at beginning of period	44,549,834	41,626,752

Cash and cash equivalents at end of period	$50,337,420	$40,336,214

Item 4.	Exhibits

Exhibit Number	Description of Exhibit

2.1	Amended and Restated Articles of Incorporation, as amended (incorporated by reference to Annex I of the Proxy Statement/Offering Circular included in Part II of the issuer’s Form 1-A/A filed with the Securities Exchange Commission on August 18, 2016)

2.2	Amended and Restated Bylaws (incorporated by reference to Annex J of the Proxy Statement/Offering Circular included in Part II of the issuer’s Form 1-A/A filed with the Securities Exchange Commission on August 18, 2016)

6.1	Executive Employment Agreement by and between Landmark Bank N.A. and Kevin D. Gibbens, dated August 24, 2010 (incorporated by reference to Exhibit 6.1 to the issuer’s Form 1-A/A filed with the Securities Exchange Commission on August 18, 2016)

6.2	Executive Employment Agreement by and between Landmark Bank N.A. and Logan M. Dale, dated March 22, 2012 (incorporated by reference to Exhibit 6.2 to the issuer’s Form 1-A/A filed with the Securities Exchange Commission on August 18, 2016)

6.3	Executive Employment Agreement by and between Landmark Bank N.A. and Sabrina B. McDonnell, dated March 21, 2012 (incorporated by reference to Exhibit 6.3 to the issuer’s Form 1-A/A filed with the Securities Exchange Commission on August 18, 2016)

7.1	Agreement and Plan of Merger by and among Landmark Bank, National Association, LMB Interim Bank, National Association, and The Landrum Company, dated January 29, 2016 (incorporated by reference to Annex A of the Proxy Statement/Offering Circular included in Part II of the issuer’s Form 1-A/A filed with the Securities Exchange Commission on August 18, 2016)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on September 27, 2016.

THE LANDRUM COMPANY

By:	/s/ Kevin D. Gibbens
Name:	Kevin D. Gibbens
Title:	President, Chief Executive Officer and Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities on September 27, 2016.

/s/ Kevin D. Gibbens
Name: Kevin D. Gibbens
President, Chief Executive Officer and Director
(Principal Executive Officer)

/s/ Stephen E. Guthrie
Name: Stephen E. Guthrie
Executive Vice President and Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)